Issuer Free Writing Prospectus Dated July 12, 2016 Filed Pursuant to Rule 433 Registration Statement No. 333-211292 Subordinated Debt Offering July, 2016

Forward Looking Statements Guaranty Bancorp (the “Company”) has filed a registration statement, file no. 333-211292 (including a prospectus) and a related preliminary prospectus supplement dated July 12, 2016, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and the other documents the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling toll-free (303) 675-1194. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus, or any related prospectus supplement or prospectus, is truthful or complete. Any representation to the contrary is a criminal offense. This presentation contains forward-looking statements, which are included in accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of such terms and other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Guaranty Bancorp’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: failure to maintain adequate levels of capital and liquidity to support the Company’s operations; general economic and business conditions in those areas in which the Company operates, including the impact of global and national economic conditions on our local economy; demographic changes; competition; fluctuations in interest rates; continued ability to attract and employ qualified personnel; ability to receive regulatory approval for the bank subsidiary to declare dividends to the Company; adequacy of the allowance for loan losses, changes in credit quality and the effect of credit quality on the provision for credit losses and allowance for loan losses; changes in governmental legislation or regulation, including, but not limited to, any increase in FDIC insurance premiums; changes in accounting policies and practices; changes in business strategy or development plans; failure or inability to complete mergers or other corporate transactions; changes in the securities markets; changes in consumer spending, borrowing and savings habits; the availability of capital from private or government sources; competition for loans and deposits and failure to attract or retain loans and deposits; failure to recognize expected cost savings; changes in the financial performance and/or condition of our borrowers and the ability of our borrowers to perform under the terms of their loans and terms of other credit agreements; changes in oil and natural gas prices; political instability, acts of war or terrorism and natural disasters; and additional “Risk Factors” referenced in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, as supplemented from time to time. When relying on forward-looking statements to make decisions with respect to the Company, investors and others are cautioned to consider these and other risks and uncertainties. The Company can give no assurance that any goal or plan or expectation set forth in any forward-looking statement can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. The forward-looking statements are made as of the date of this presentation, and, except as may otherwise be required by law, the Company does not intend, and assumes no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. Investors and security holders are urged to read the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, Quarterly Reports on Form 10-Q and other documents filed by the Company with the SEC. The documents filed by the Company with the SEC may be obtained at the Company’s website at www.gbnk.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from the Company by directing a request to the phone number set forth above. NON-GAAP MEASURES This presentation contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company’s management uses these non-GAAP measures to measure the Company’s performance and believes that these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results of operations with prior periods and show the effects of significant gains and charges in the periods presented. The Company’s management believes that investors may use these non-GAAP measures to analyze the Company’s financial performance without the impact of unusual items or events that may obscure trends in the Company’s underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP. Non-GAAP measures used in this presentation to their nearest GAAP equivalents accompanies this presentation.

Offering Terms corporate purposes 1 A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating. 3 Sole Book Running Manager Keefe Bruyette & Woods, A Stifel Company Use of Proceeds Finance cash consideration of Home State acquisition and general Covenants Consistent with regulatory requirements for Tier 2 capital Coupon Frequency Semi-annual during fixed rate, quarterly during floating rate Special Redemption Certain special events Optional Redemption Non-call 5-year at par Term 10NC5 fixed-to-floating rate Size Approximately $35 million Format SEC registered Security Rating1 KBRA: BBB Security Offered HoldCo 10NC5 fixed-to-floating rate subordinated debt Issuer / Exchange / Ticker Guaranty Bancorp (“HoldCo” or the “Company”) / Nasdaq / “GBNK”

Executive Management Paul W. Taylor President & Chief Executive Officer Paul Taylor is Chairman and Chief Executive Officer (CEO) of Guaranty Bank and Trust Company and President and CEO of the parent company, Guaranty Bancorp (GBNK), a position to which he was named in May 2011. He also serves on the Board of Directors for GBNK. Taylor brings 31 years of vast banking and investment banking experience to Guaranty Bank, the last seventeen years of which being in Colorado. Taylor served as Guaranty Bancorp’s executive vice president, chief financial and operating officer and secretary from 2009 to 2011. From 2004 to 2009, Taylor served as Guaranty Bank’s executive vice president and chief financial officer. From 2000 to 2004, he served as executive vice president, chief financial officer for Centennial Bank of the West. Previously, Taylor worked for Alex Sheshunoff Investment Banking as a director of mergers and acquisitions and he was also an investment banker with Century Capital Group. Taylor worked for KeyCorp for 12 years in both New York and the Rocky Mountain Region in numerous executive management positions. Mr. Taylor serves on the Board of Directors for Boys and Girls Club Metro Denver, the Board of Governors for the Metro Denver Economic Development Corporation, and the Denver Rescue Mission's Foundation Board. Michael B. Hobbs President – Guaranty Bank & Trust Company Michael Hobbs joined Guaranty Bank and Trust Company in July of 2011 as President and a director. He has more than 20 years of financial services experience in the Colorado banking community. Prior to joining Guaranty Bank and Trust, Hobbs served as Managing Director of the Financial Institutions Group Investment Banking for St. Charles Capital. He also served as Regional President of KeyBank’s Rocky Mountain Region, comprised of Idaho, Utah, and Colorado. There, he was responsible for overall banking operations including retail, commercial lending, investments and wealth management. He also served as President for KeyBank’s Colorado District, and as Executive Vice President of Commercial Banking for the Rocky Mountain and Southwest regions. Hobbs earned a bachelor’s degree in Marketing and an MBA with honors in Finance from Texas Christian University. He most recently served on Texas Christian University’s Chancellor’s Advisory Council and now serves on its Neeley Alumni Executive Board. Active in the community, Mr. Hobbs is a board member of National History Day in Colorado, Downtown Denver, Inc., and the Colorado Banker's Association. 4

Executive Management (continued) Christopher G. Treece Executive Vice President, Chief Financial Officer and Secretary Christopher Treece is Chief Financial Officer at Guaranty Bank and Trust. In his role, he is responsible for all aspects of the Bank’s financial operations. Treece was promoted to the position in July 2011, having previously served as Corporate Controller since 2007. He has also served as a director of Guaranty Bank since 2009. Prior to joining Guaranty Bank and Trust, he worked for UMB Financial Corporation in Kansas City as their Chief Accounting Officer, Controller and Tax Director for approximately four years. Treece also worked for RSM McGladrey from 1996 to 2003 where he served community banks in Missouri, Kansas, Oklahoma and Colorado. He started his career in 1991 with KPMG in Kansas City primarily serving community banks and other financial institutions. He has a bachelor’s degree in Accounting and a Masters of Accountancy from Truman State University in Kirksville, Missouri. Cathy P. Goss Executive Vice President, Chief Credit Officer Cathy Goss has been the Chief Credit Officer at Guaranty Bank and Trust since November 2011. Cathy previously served as the Bank's Executive Vice President and Manager of Commercial Banking and has been with the Bank since June 2006. Ms. Goss also serves as a director of the Bank. Ms. Goss has over 31 years of experience in the banking industry. Prior to joining Guaranty Bank and Trust, Ms. Goss worked at U.S. Bank in Denver for 21 years, ending in the capacity of Senior Vice President and Manager for the Commercial Banking team. Ms. Goss served in a management capacity at U.S. Bank since 1996, including managing the business banking groups in North Denver, Colorado Springs and Pueblo. Ms. Goss also had two years of formal credit training at the beginning of her banking career. Ms. Goss earned a bachelor's degree from Viterbo University in La Crosse, Wisconsin and an MBA from the University of Colorado Denver. She currently serves on the Board of Directors for Encon United, a privately-held manufacturer of pre-stressed concrete products and on the Board and Finance Committee of Denver Rescue Mission. 5

Executive Summary Diversified financial services company headquartered in Denver, Colorado and positioned in attractive, high growth markets Core deposit and loan franchise in the Colorado Front Range Well positioned in its markets 6th largest bank holding company headquartered in Colorado today 4th largest in Colorado based on pro forma with Home State Bancorp (FirstBank Holding Company: $16.1bn, National Bank Holdings: $4.6bn, CoBiz Financial Inc.: $3.4bn, pro forma Guaranty Bancorp: $3.3bn) Comprehensive product offering Return on average assets (ROAA) for last twelve months (LTM) of 1.00% Assets sensitive with respect to interest income Diversified earnings stream Strong risk management culture with robust governance processes Disciplined underwriting processes Portfolio is diversified and granular Strong capital position pro forma for capital issuance Conservative holding company liquidity Core deposit funded loan portfolio Focus on balanced loan and deposit growth Senior management has deep relationships in the Colorado banking community Executives are major bank/accounting firm trained with multi-dimensional experience in senior level roles within national organizations Current management led the turnaround of the Company Consistent management team that has grown Guaranty Bank and Trust Company with key hires to enhance talent pool Note: Financial data as of 3/31/2016. Source: SNL Financial and 7/5/2016 Guaranty Bancorp Registration Statement on Form S-4. 6 Experienced Management Robust Capital And Liquidity Prudent Risk Management And Credit Culture Financial Performance Strong Core Franchise Overview

Guaranty Bancorp

Guaranty Bancorp is uniquely positioned in the Colorado market:

- 26 branches strategically located on the thriving Colorado Front Range, which encompasses the majority of the state's population
- Previously announced Home State Bancorp acquisition on March 16, 2016. Home State has eleven branches inside of the Company's footprint (expected closing 3rd quarter of 2016)

Balance Sheet & Capital Ratios Highlights

As of March 31, 2016	Guaranty	Home State	Pro forma
Total Assets ($mm)	$2,362	$874	$3,283
Total Gross Loans ($mm)	$1,830	$433	2,253
Total Deposits ($mm)	$1,873	$755	2,628
Total Equity ($mm)	$226	$86	$324
Loans / Deposits (%)	97.7%	57.4%	85.7%
Tangible Common Equity / Tangible Assets (%)	9.36%[1]	9.89%	8.22%
Tier 1 Common Ratio (%)	11.02%	14.69%	10.58%
Leverage Ratio (%)	10.64%	9.24%	9.34%
Tier 1 Ratio (%)	12.18%	14.69%	11.54%
Total Capital Ratio (%)	13.31%	15.94%	13.78%

Pro Forma Franchise Branch Footprint



Fort Collins
Pierce
Ault
Eaton
Windsor
Greeley
Kersey
Evans
La Salle
Loveland
Campion
Johnstown
Milliken
Berthoud
Lyons
Platteville
Longmont
Niwot
Dacono
Erie
Fort Lupton
Boulder
Lafayette
Superior
Louisville
Brighton
Broomfield
Northglenn
Thornton
Westminster
Federal Heights
Commerce City
Arvada
Wheat Ridge
Denver
Aurora
Byers
Lakewood
Evergreen
Englewood
Cherry Hills Village
Littleton
Centennial
Parker
Kiowa
Castle Rock
W E L D
A D A M S
A R A P A H O E
C O L O R A D O
Guaranty (26)
Home State (11)

[1] See accompanying reconciliation of non-GAAP financial measurements to GAAP.

Note: Pro forma financials include a $35.2 million adjustment to reflect the estimated subordinated debentures issued, net of capitalized costs.

Source: Financial data and pro forma purchase accounting adjustments from 7/5/2016 Guaranty Bancorp Registration Statement on Form S-4.

GUARANTY BANCORP℠

7

Guaranty Bancorp + Home State Bancorp Strategic Rationale With $3.3 billion in pro-forma total assets as of March 31, 2016, the combined company would be Colorado’s 4th largest bank holding company Home State Bancorp’s strong core deposit base o Loan/deposit ratio of 57.4% as of March 31, 2016 o Noninterest bearing deposits comprise 23.2% of total deposits at March 31, 2016 o Low cost of deposits at 23 bps in the first quarter 2016 In line with strategic goal of growing market share in Colorado’s Front Range Financially Attractive  Aggregate transaction value of approximately $133.7 million1 as of March 16, 2016 Projected to be accretive to earnings per share at approximately 14.8% in 20172 Projected internal rate of return in excess of 20% Expected tangible book value earn-back of approximately 4.4 years3 Expected cost savings of approximately 42%4 Assumed loan mark of approximately 2.5% on Home State Bancorp’s loan portfolio Home State Bancorp’s CRE / TRBC Ratio of 199% as of March 31, 20165 Home State Bancorp’s Nonperforming Assets (NPA) / Assets of 0.11% as of March 31, 2016 1 Based on GBNK’s closing price on 3/15/2016. Subject to adjustment if Home State Bancorp’s consolidated tangible book value (as defined in the merger agreement) is less than $79 million. 2 Assumes 100% phase-in of cost savings in 2017; GBNK 2017 EPS per median street estimates. 3 TBV earn back period calculated using the cross over method. 4 Assumes 50% phase-in of cost savings in 2016 and 100% thereafter. 5 CRE / TRBC is calculated by summing total loans secured by multifamily and non-farm non-residential properties, loans for construction, land development and other land and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities divided by total regulatory capital. 8

Home State Bancorp Overview Demonstrated growth with improving profitability and clean credit quality Superior deposit franchise with excess liquidity 4.37% Assets ($mm) $873.7 Gross Loans ($mm) $433.2 Total Deposits ($mm) $755.1 Common Equity ($mm) $86.4 TCE / TA (%) 9.89% Tier 1 Common Ratio (%) 14.69% Leverage Ratio (%) 9.24% Loans / Deposits (%) 57.4% 2011Y 2012Y 2013Y 2014Y 2015Y 2016Q1 Total Risk-Based Capital Ratio (%) 15.94% Consumer & Other 5% Time 12% Noninterest-bearing 23% Commercial 10% 2011Y 2012Y 2013Y 2014Y 2015Y 2016Q1 Net Income ($mm) $1.1 $6.5 $7.8 $9.0 $11.1 $2.1 Money Market & Savings 21% Construction 12% Commercial and Residential Real Estate 73% ROAA (%) 0.19% 1.03% 1.10% 1.15% 1.30% 0.97% Interest-bearing demand and NOW 44% Adj. ROAA2 (%) 0.12% 0.63% 0.69% 0.72% 0.82% 0.61% 1 Excludes loans held for sale. 2 Home State’s earnings adjusted for S-corp status using 37% tax rate. Source: SNL financial, 3/31/2016 regulatory filings and 7/5/2016 Guaranty Bancorp Registration Statement on Form S-4. 9 Profitability Comparison Deposit Composition Loan Composition1 $877 0.11% $874 0.11% $820 0.22% 1.68% $740 1.04% $678 $599 Selected Financial Highlights (March 31, 2016) Total Assets ($mm) vs. NPAs/Assets (%)

Pro Forma Loan & Deposit Composition Consumer & Other 6% Consumer & Other 5% Consumer & Other 6% Commercial 10% Commercial 15% Commercial 14% Construction 12% Construction 3% + = Construction 5% Commercial and Residential Real Estate 73% Commercial and Residential Real Estate 76% Commercial and Residential Real Estate 75% Time 14% Time 12% Time 15% Noninterest-bearing 34% Noninterest-bearing 23% Noninterest-bearing 31% + Money Market & Savings 21% = Money Market & Savings 27% Money Market & Savings 30% Interest-bearing demand and NOW 21% Interest-bearing demand and NOW 44% Interest-bearing demand and NOW 28% 1 Excludes loans held for sale. Note I: Pro forma loan and deposit composition includes purchase accounting adjustments. Note II: Total gross loan and total deposit balances as of 3/31/2016; yield and cost of deposit for the Q1 2016 period. Source: SNL Financial, 3/31/2016 regulatory filings and 7/5/2016 Guaranty Bancorp Registration Statement on Form S-4. 10 Total Deposits: $2,628,068 Total Deposits: $755,134 Cost of Deposits: 0.23% Total Deposits: $1,872,717 Cost of Deposits: 0.22% Deposit Composition as of March 31, 2016: Guaranty Bancorp Pro Forma Company Home State Bancorp Gross Loans: $2,252,217 Gross Loans: $432,8021 Yield on Loans: 4.73% Gross Loans: $1,830,246 Yield on Loans: 4.17% Loan Composition as of March 31, 2016: Guaranty Bancorp Pro Forma Company Home State Bancorp

Guaranty Bancorp – Business Lines Loans Private Banking Banking Commercial & Industrial Owner-Occupied Real Estate Commercial Real Estate Equipment Finance SBA Agriculture High Net Worth & Professional Services Private Client Loans & Deposits Guaranty Bank Platinum Visa Credit Card Checking Savings Cards Loans Home Equity Loans & LOC Jumbo Mortgage Loans Auto Overdraft Protection CD secured loans & unsecured loans Treasury Management Investment Management Payables Receivables Cash Optimization Fraud Protection Foreign Exchange Personal Trust Jumbo Mortgage Loans Online & Mobile Banking Banking Checking Savings Cards Employee Benefit Banking 11 Wealth Management Business Personal

Guaranty Bancorp – Key Performance Metrics

	Three Months Ended,		
	March 31, 2015	December 31, 2015	March 31, 2016
Operating earnings[1]	$ 5,109	$ 5,830	$ 5,918
Net Income	$ 5,084	$ 5,891	$ 5,535
Earnings per common share - diluted - operating[1]	$ 0.24	$ 0.27	$ 0.28
Earnings per common share - diluted	$ 0.24	$ 0.28	$ 0.26
Return on average assets - operating[1]	0.98%	0.99%	1.01%
Return on average assets	0.98%	1.00%	0.94%
Return on average equity - operating[1]	9.86%	10.44%	10.62%
Return on average equity	9.81%	10.55%	9.93%
Net interest margin	3.84%	3.58%	3.60%
Efficiency ratio - tax equivalent[2]	62.82%	59.55%	59.92%

Increased quarterly cash dividend 15% to 11.5 cents per share in February 2016

- Dividend yield of approximately 2.88%[3]
- Initiated quarterly dividend in 2013 at 2 ½ cents per share, increased to 5 cents per share in 2014 and 10 cents per share in 2015

[1] See accompanying reconciliation of non-GAAP financial measurements to GAAP.
[2] The efficiency ratio equals noninterest expense adjusted to exclude amortization of intangible assets, prepayment penalties on long-term debt, impairment of long-lived assets and merger related expenses, divided by the sum of tax equivalent net interest income and tax equivalent noninterest income. To calculate tax equivalent net interest income and noninterest income, the interest earned on tax exempt loans and investment securities and the income earned on bank-owned life insurance has been adjusted to reflect the amount that would have been earned had these investments been subject to normal income taxation.
[3] Based off price per share of common stock of $16.00 as of 6/27/2016.

12

GUARANTY BANCORP℠

Guaranty Bancorp – Investment Considerations Loan growth momentum Last twelve months net loan1 growth of $275.1 million or 17.7% as of March 31, 2016 Strong asset quality2 Nonperforming assets to total assets of 0.60% Classified asset ratio of 11.56% Texas ratio of 5.14% Allowance to total loans of 1.26% Nominal direct exposure to energy ($1.8 million in energy loans outstanding as of March 31, 2016) Strong core deposit mix Noninterest bearing deposits comprised 33.7% of total deposits at March 31, 2016 Twelve month net deposit growth of $150.8 million or 8.8% Time deposits comprised 15.0% of total deposits at March 31, 2016 Cost of deposits3 remained low at 22 bps during the first quarter 2016 Noninterest income growth Investment advisory fees Total assets under management and administration at March 31, 2016 of $704.7 million Continued focus on growth in investment management and trust fee income through organic growth, fee enhancement and acquisitions Gains on the sales of Small Business Association (SBA) loans remains strong. Guaranty Bank and Trust Company is designated a Preferred Lender by the SBA and has recently hired another SBA business development officer Treasury management fees grew 8.7% through the first three months of 2016, due mostly to growth in the Guaranty Bank and Trust’s C&I customer base Expense management Improved efficiency ratio to 59.92% in the first quarter 2016 compared to 62.82% in the first quarter 2015 Recent renegotiation of corporate office lease to generate savings of approximately $1.0 million annually, starting in 2016 Currently renegotiating other contracts across all areas, which are expected to result in cost savings Continue to pursue bank and non-bank acquisition opportunities 1 Net loans includes loans held for sale; net of deferred costs, fees and allowance for loan losses. 2 Asset quality metrics as of 3/31/2016. 3 Including noninterest-bearing deposits. 13

Net Interest Income ($ in thousands) 4.50% .-------------------------------------------------r $21,000 4.00% +------- ------ =-=--=------------------------------------------------- 3.94% $20, 000 3.60% 3.50% $19,000 2.50% +-----------------------------------, $18,000 2.00% - - - - --1 1.50% $17,000 1.00% $16,000 0.50% 0.35% 0.22% 0.00% $15,000 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 Net Interest Margin 1016 - Net Interest Income ---Yield on Interest Earning Assets - Cost of Total Deposits - - Cost of Funds1 1 Cost of Funds calculated as interest expense over interest bearing liabilities plus demand deposits. 14

Operating Earnings1 ($in thousands) First quarter 2016 Operating Earnings of $5.9 million compared to $5.1 million in first quarter 2015, a 15.8% increase $7,000 $6,500 $6,000 $5,500 $5,000 $4,500 $4,000 $3,500 $3, 000 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 •33.1% Annualized Operating Earnings 1 See accompanying reconciliation ofnon-GAAP financial measurements to GAAP. 15

Loan Composition & Growth ($ in thousands) Since 3/31/14 loans net of deferred costs and fees have grown $467.9 million Multi Family 5.8% Construction 3.4% $2,000,000 Residential Mortgage 15.4% Other 2.4% CRE Other 9.5% HELOC 3.3% CRE Heathcare 4.4% $1,800,000 Commercial & Industrial 14.6% CRE Retail & Owner Occupied CRE 12.5% Industrial 16.7% CRE Office 12.0% $1,600,000 Real Estate 25.6% Middle Market 12.6% Private Banking 20.1% $1,400,000 Consumer 9.5% Business Banking 32.2% $1,200,000 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Total Loans Note: Loans by type and business line as of 3/31/2016. 16 Loans by Business Line Loans by Type 17.2% Annualized

Deposit Composition & Growth ($ in thousands) Since 3/31/14 total deposits have grown $339.7 million $2,000,000 Savings 8.3% Money market 22.0% Time 15.0% $1,800,000 Interest-bearing demand and NOW 21.0% Noninterest-bearing demand 33.7% $1,600,000 Middle Market 3.2% Real Estate 4.0% Private Banking 19.8% Business Banking 23.9% $1,400,000 Consumer 49.1% $1,200,000 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Total Deposits Mar-16 Note: Deposits by type and business line as of 3/31/2016. 17 Deposits by Business Line Deposits by Type 11.1% Annualized

Select Credit Metrics $60.0 4.00% $50.0 3.00% $40.0 $30.0 2.00% $20.0 $0.7 1.00% 0.60% $10.0 $0.0 0.00% 2011Y 2012Y 2013Y 2014Y 2015Y 2016Q1 2011Y 2012Y 2013Y 2014Y 2015Y 2016Q1 Nonaccrual OREO 1 Nonperforming assets excluding performing troubled debt restructured loans (nonaccrual loans, real estate owned and repossessed assets). Source: SNL Financial, 3/31/2016 GAAP financials. 18 3.30% 1.78% 1.04% 0.70% 0.64% $29.0 $19.6 $26.8 $4.5 $0.7 $15.5 $2.2 $14.5 $13.9 $13.4 $12.6 Nonperforming Assets1 / Total Assets (%) Nonperforming Assets1 ($mm) Reduction from $55.8 mm to $14.1 mm

Regulatory Capital Ratios 9.36%1 11.02% 10.64% 12.18% 13.31% TCE/ TA (%) Tier 1 Common (%) Leverage (%) Tier 1 Capital (%) Total Risk Based Capital Ratio (%) 8.22% 10.58% 9.34% 11.54% 13.78% 16.00% 12.18% 11.54% 12.00% 8.22% 8.00% 4.00% 0.00% TCE/ TA (%) Tier 1 Common (%) Leverage (%) Tier 1 Capital (%) Total Risk Based Capital Ratio (%) Actual GBNK Stand-alone March 31,2016 Pro Forma for Home State Bancorp and Sub Debt March 31,2016 1 See accompanying reconciliation of non-GAAP financial measurements to GAAP. Note: Assumes $35.2 million subordinated debt offering, net of capitalized costs. 19 13.31% 13.78% 11.02% 10.58% 10.64% 9.36% 9.34% March 31, 2016 Pro Forma for Home State Bancorp and Sub Debt March 31, 2016 Actual GBNK Stand-alone

Historical Interest Coverage

$ in (000s)	2010Y	2011Y	2012Y	2013Y	2014Y	2015Y	2016Q1	2016Q1 PF
Bank-level Equity	$186,393	$200,931	$216,906	$204,221	$226,813	$242,320	$249,304	$347,679
Consolidated Equity	160,283	171,011	188,200	189,394	206,939	221,639	225,519	323,894
Double Leverage Ratio	116.3%	117.5%	115.3%	107.8%	109.6%	109.3%	110.5%	107.3%
Interest Coverage								
Earnings:								
Net Income Before Taxes	($37,629)	$6,352	$11,888	$20,385	$19,748	$33,724	$8,365	$11,088
(+) Fed Funds/Repo Interest Expense	132	74	67	49	40	45	10	34
(+) Borrowings Interest Expense	5,267	4,727	3,327	3,407	3,403	1,285	623	1,252
(+) TruPS Interest Expense	2,581	2,872	2,882	1,122	800	814	225	225
A Earnings (Including Deposit Interest Expense)	(29,649)	14,025	18,164	24,963	23,991	35,868	9,223	12,599 A
(+) Interest on Int. Bearing Deposits	15,602	6,746	2,878	2,490	2,464	3,207	1,007	1,427
B Earnings Before Interest Expense	(14,047)	20,771	21,042	27,453	26,455	39,075	10,230	14,026 B
Interest Expense								
Fed Funds/Repo Interest Expense	$132	$74	$67	$49	$40	$45	$10	$34
Borrowings Interest	5,267	4,727	3,327	3,407	3,403	1,285	623	1,252
TruPS Interest	2,581	2,872	2,882	1,122	800	814	225	225
Preferred Dividends	5,624	19,806[1]	0	0	0	0	0	0
C Interest Expense, Excluding Interest on Deposits	13,604	27,479	6,276	4,578	4,243	2,144	858	1,511 C
Interest on Int. Bearing Deposits	15,602	6,746	2,878	2,490	2,464	3,207	1,007	1,427
D Total Interest Expense (Incl. Preferred Dividends)	29,206	34,225	9,154	7,068	6,707	5,351	1,865	2,938 D
Interest Coverage - A / C	**NM**	**NM**	**2.89x**	**5.45x**	**5.65x**	**16.73x**	**10.75x**	**8.34x**
Interest Coverage - B / D	**NM**	**NM**	**2.30x**	**3.88x**	**3.94x**	**7.30x**	**5.49x**	**4.77x**

[1] Includes a $15,243,000 one-time, non-cash adjustment as a result of a special dividend related to the conversion of preferred stock.
Note I: Double leverage is defined as bank-level shareholder's equity divided by consolidated shareholder's equity. Pro forma double leverage ratio does not assume any down stream of net proceeds from the offering to the bank level.
Note II: Adjustment to recognize interest expense related to the new subordinated debentures and amortization of capitalized costs assumes interest rate of 6.25%, plus broker placement fee and offering costs resulting in an all in rate of 6.42%.

20

Guaranty Bancorp℠

Appendix

Quarterly Financial Statement Summary[1] ($ in thousands)

Income Statement	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16
Net Interest Income	$ 17,065	$ 17,809	$ 17,680	$ 18,777	$ 18,940	$ 19,406	$ 19,856	$ 19,995
Provision (credit) for Loan Losses	24	(3)	(1)	(23)	113	14	(8)	16
Noninterest Income	3,837	4,338	4,862	4,115	4,404	4,399	4,262	4,178
Noninterest Expense	14,915	15,159	21,034[1]	15,270	14,956	14,866	15,247	15,792
Tax Expense	1,879	2,320	294	2,561	2,798	2,923	2,988	2,830
Net Income	**$ 4,084**	**$ 4,671**	**$ 1,215**	**$ 5,084**	**$ 5,477**	**$ 6,002**	**$ 5,891**	**$ 5,535**

Balance Sheet	6/30/14	9/30/14	12/31/14	3/31/15	6/30/15	9/30/15	12/31/15	3/31/16
Cash and Equivalents	$ 44,124	$ 46,617	$ 32,441	$ 31,649	$ 55,169	$ 23,750	$ 26,711	$ 31,142
Investments	465,717	456,118	449,482	452,271	442,794	433,299	424,692	400,890
Loans	1,438,089	1,482,268	1,541,434	1,555,154	1,668,658	1,726,151	1,814,536	1,830,246
Allowance for Loan Losses	(22,155)	(22,350)	(22,490)	(22,500)	(22,850)	(22,890)	(23,000)	(23,025)
Other Assets	113,115	115,286	123,911	128,878	125,765	125,320	125,586	122,963
Total Assets	**$2,038,890**	**$2,077,939**	**$2,124,778**	**$2,145,452**	**$2,269,536**	**$2,285,630**	**$2,368,525**	**$2,362,216**
Deposits	$1,552,676	$1,662,598	$1,685,324	$1,721,881	$1,741,999	$1,847,329	$1,801,845	$1,872,717
Other Liabilities	284,914	209,980	232,515	212,434	313,698	219,498	345,041	263,980
Total Liabilities	$1,837,590	$1,872,578	$1,917,839	$1,934,315	$2,055,697	$2,066,827	$2,146,886	$2,136,697
Stockholders' Equity	$201,300	$205,361	$206,939	$211,137	$213,839	$218,803	$221,639	$225,519
Total Liabilities and Stockholders' Equity	**$2,038,890**	**$2,077,939**	**$2,124,778**	**$2,145,452**	**$2,269,536**	**$2,285,630**	**$2,368,525**	**$2,362,216**

[1] In the fourth quarter 2014 the Company incurred a $5.5 million prepayment penalty associated with the early payoff of $90 million in FHLB term advances.

GUARANTY BANCORP℠

22

Colorado Market 23

Market Data Current Population (June 2016)1 5,476,709 322,431,073 Historical Population Change (June 2010 – June 2016)1 8.9% 4.4% Median Household Income (June 2016)1 $62,526 $55,551 Projected Household Income Change (2016 – 2021)1 8.2% 7.8% May 2016 Unemployment Rate2 3.4% 4.7% 1 Nielsen database based primarily on US Census Bureau data and projected non-census year data. 2 Bureau of Labor Statistics 24 Unemployment by County2 4/30/2016 4/30/2015 Denver 3.3% 3.8% Boulder 2.9% 3.3% Larimer 3.0% 3.4% Demographics Colorado National

Market Data (continued) Business Climate Colorado ranks as the nation’s 4th best state for business – CNBC 2015 Colorado’s economy ranks as the 3rd strongest in the nation – CNBC 2015 Denver ranked 1st for economic success in Area Development’s 2015 Leading Locations study Denver has the best commercial real estate market in the country – Coldwell Banker 2015 Denver is the best city for investment in residential real estate – HomeVestors 2015 Colorado ranks 4th in the country for the number of new businesses created – Entrepreneur 2015 • • • • • • Growth Colorado ranked 3rd in the nation for job growth in 2014 – U.S. Bureau of Labor Statistics 2015 Denver ranks 1st in Best Places to Live Rankings – U.S. News and World Report 2016 Colorado’s population is projected to grow by 13.4% from 2010 through 2020 versus an estimated national growth rate of 7.1% - USA Today 2015 Denver ranks 1st among big cities in economic and job growth – Area Development 2015 • • • • Highly Educated Workforce Denver ranked 1st for the largest increase in residents with college degrees – U.S. Census Bureau 2014 Colorado ranks 1st for its supply of high-quality labor – Forbes 2014 Colorado ranks as the nation’s 2nd most highly educated state – U.S. Census Bureau 2015 Boulder ranks 3rd for college graduates in STEM (Science, Technology, Engineering, Math) – NerdWallet 2015 • • • • 25

Market Data – Largest Metro Denver Employers

	Company [1]	Industry [1]
1	HealthONE Corporation	Healthcare
2	SCL Health System	Healthcare
3	Centura Health	Healthcare
4	Lockheed Martin Corporation	Aerospace & Defense Related Systems
5	CenturyLink	Telecommunications
6	Kaiser Permanente	Healthcare
7	Comcast Corporation	Telecommunications
8	Children's Hospital Colorado	Healthcare
9	United Airlines	Airline
10	University of Colorado Health	Healthcare, Research
11	Wells Fargo Bank	Financial Services
12	DISH Network	Satellite TV & Equipment
13	IBM Corporation	Computer Systems & Services
14	University of Denver	University
15	United Parcel Service	Parcel Delivery
16	Ball Corporation	Aerospace, Containers
17	Frontier Airlines	Airline
18	Oracle	Software & Network Computer Systems
19	FedEx Corporation	Shipment & Logistics Services
20	MillerCoors Brewing Company	Beverages
21	Xcel Energy	Utilities
22	Level 3 Communications	Communication & Internet Systems
23	Raytheon Company	Aerospace Systems & Software
24	Boulder Community Hospital	Healthcare
25	CH2M Hill	Engineering & Architectural Services

Major Colorado Industries[2]:

- Advanced Manufacturing
- Aerospace
- Bioscience
- Creative Industries
- Defense
- Electronics
- Energy
- Financial Services
- Food & Agriculture
- Health & Wellness
- Engineering
- Technology
- Tourism
- Transportation

[1] Metro Denver Economic Development Corporation
[2] Colorado Office of Development and International Trade

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GUARANTY BANCORP℠

Market Data – Largest Northern Colorado Employers 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 University of Colorado Health JBS Swift & Company Banner Health: North Colorado Medical Center State Farm Insurance Companies Hewlett Packard Center Partners Woodward Banner Health: McKee Medical Center Vestas Hallliburton Energy Services, Inc. Hach Company Avago Technologies Anheuser-Busch TeleTech Anadarko Petroleum Advanced Energy Otterbox Afni, Inc. Carestream Health, Inc. Select Energy Services Healthcare Beef Processing/Corporate Office Healthcare Insurance Technology Product Design Customer Care Center Speed Controls Healthcare Wind Turbine Manufacturing Oil & Gas Development Analytical Instruments Semiconductor Components Brewery Financial Services Support Oil & Gas Development Semiconductor Components Protective Case Manufacturing Business Solutions Medical & Dental Imaging Oil & Gas Development 1 Metro Denver Economic Development Corporation 27 Company 1 Industry1

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Non-GAAP Financial Measures ($ in thousands, share data excepted) Stockholders’ Equity Less Intangible Assets Tangible Common Equity $225,519 (4,933) $220,586 Shares Outstanding 21,790,800 Book Value per common share Tangible Book Value per common share $10.35 $10.12 Stockholders’ Equity Less Intangible Assets Tangible Common Equity $225,519 (4,933) $220,586 Total Assets Less Intangible Assets Total Tangible Assets $2,362,216 (4,933) $2,357,283 Equity Ratio – GAAP1 Tangible Common Equity / Tangible Assets 9.55% 9.36% 1 Total stockholders’ equity / total assets 29 Tangible Common Equity Ratio as of March 31, 2016 Tangible Book Value as of March 31, 2016

Reconciliation of Non-GAAP Financial Measures ($ in thousands, share date excepted)

Operating Earnings	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16
Net Income	$4,084	$4,671	$1,215	$5,084	$5,477	$6,002	$5,891	$5,535
Expenses adjusted for:								
Other real estate owned (gain)	22	147	142	41	54	(31)	16	2
Merger related expenses	-	-	-	-	-	-	-	675
Impairment of long-lived assets	110	-	76	-	122	-	-	-
Prepayment penalty	-	-	5,459	-	-	-	-	-
Income adjusted for:								
(Gains) Losses on Security sales	(4)	(3)	-	-	-	-	(132)	(45)
(Gain) Losses on other asset sales	3	(3)	7	-	-	-	18	(14)
Pre-tax earnings adjustment	131	141	5,684	41	176	(31)	(98)	618
Tax effect of adjustments	(50)	(54)	(2,160)	(16)	(67)	12	37	(235)
Tax effected earnings adjustment	81	87	3,524	25	109	(19)	(61)	383
Operating Earnings	**$4,165**	**$4,758**	**$4,739**	**$5,109**	**$5,586**	**$5,983**	**$5,830**	**$5,918**
Average Assets	$1,985,157	$2,043,756	$2,067,371	$2,108,766	$2,199,723	$2,268,603	$2,327,224	$2,359,180
Average Equity	$198,752	$203,911	$208,024	$210,110	$213,545	$216,742	$221,515	$224,179
Fully diluted weighted average shares outstanding	21,059,884	21,089,221	21,114,680	21,165,433	21,200,438	21,224,989	21,303,763	21,375,330
Diluted EPS – Operating	$0.20	$0.23	$0.22	$0.24	$0.26	$0.28	$0.27	$0.28
Diluted EPS – GAAP	$0.19	$0.22	$0.06	$0.24	$0.26	$0.28	$0.28	$0.26
ROAA – Operating	0.84%	0.92%	0.91%	0.98%	1.02%	1.05%	0.99%	1.01%
ROAA – GAAP	0.83%	0.91%	0.23%	0.98%	1.00%	1.05%	1.00%	0.94%
ROAE – Operating	8.41%	9.26%	9.04%	9.86%	10.49%	10.95%	10.44%	10.62%
ROAE - GAAP	8.24%	9.09%	2.32%	9.81%	10.29%	10.99%	10.55%	9.93%

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Guaranty Bancorp℠